UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Apollo Endosurgery, Inc.
 (Name of Issuer)

Common Stock
 (Title of Class of Securities)

03767D108
 (CUSIP Number)

John Bateman
CPMG, Inc.
2000 McKinney Ave, Suite 2125
Dallas, Texas 75201
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.: 03767D108	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,077,397 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,077,397 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,077,397 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1.
This amount includes the approximately 2,198,655 Shares that the Reporting Person has the right to acquire upon conversion of $7,145,625 principal amount of the Convertible Debt (as defined in Amendment No. 2).

2.
This percentage is based on approximately 40,483,634 Shares outstanding, which is the sum of (i) 38,284,979 Shares outstanding upon closing of the October 2021 Offering (as defined herein) and exercise of the underwriters’ overallotment option in full, as provided by the Issuer, and (ii) approximately 2,198,655 Shares issuable to the Reporting Person upon conversion of the $7,145,625 principal amount of the Convertible Debt, which shares have been added to the total Shares outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Exchange Act.

SCHEDULE 13D
CUSIP No.: 03767D108	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,077,397 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,077,397 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,077,397 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

1.
This amount includes the approximately 2,198,655 Shares that the Reporting Person has the right to acquire upon conversion of $7,145,625 principal amount of the Convertible Debt (as defined in Amendment No. 2).

2.
This percentage is based on approximately 40,483,634 Shares outstanding, which is the sum of (i) 38,284,979 Shares outstanding upon closing of the October 2021 Offering (as defined herein) and exercise of the underwriters’ overallotment option in full, as provided by the Issuer, and (ii) approximately 2,198,655 Shares issuable to the Reporting Person upon conversion of the $7,145,625 principal amount of the Convertible Debt, which shares have been added to the total Shares outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Exchange Act.

SCHEDULE 13D
CUSIP No.: 03767D108	Page 4 of 6 Pages
Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Stock, $0.001 par value per share (the “Shares”), of Apollo Endosurgery, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 1120 South Capital of Texas Highway, Building 1, Suite #300, Austin, Texas 78746.  This Amendment No. 5 amends and supplements the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on January 9, 2017, as amended by Amendment No. 1, filed by the Reporting Persons with the SEC on July 27, 2017, Amendment No. 2, filed by the Reporting Persons with the SEC on August 14, 2019, Amendment No. 3, filed by the Reporting Persons with the SEC on July 22, 2020, and Amendment No. 4, filed by the Reporting Persons with the SEC on September 10, 2020 (as amended, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings given them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

On October 15, 2021, in connection with the closing of an underwritten registered follow-on offering by the Issuer (the “October 2021 Offering”): (i) the Curlew Fund purchased 38,710 Shares at a purchase price of $7.75 per Share, for an aggregate cost of $300,002.50; (ii) the Killdeer Fund purchased 258,064 Shares at a purchase price of $7.75 per Share, for an aggregate cost of $1,999,996.00; and (iii) the Roadrunner Fund purchased 387,097 Shares at a purchase price of $7.75 per Share, for an aggregate cost of $3,000,001.75. The source of funds for the foregoing purchases was working capital of each of these CPMG Funds.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

The response to Item 3 of this Amendment No. 5 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (c) of the Schedule 13D is hereby amended by adding the following:

(a) As the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 6,077,397 Shares (approximately 15.0% of the total number of Shares outstanding), including approximately 2,198,655 Shares that may be acquired upon conversion of $7,145,625 principal amount of the Convertible Debt.  These Shares and Convertible Debt are held for the following accounts:

(A)	45,594 Shares held for the account of Crested Crane;
(B)	521,522 Shares, and approximately 146,577 Shares obtainable upon conversion of $476,375 principal amount of the Convertible Debt, held for the account of Curlew Fund;
(C)	63,671 Shares held for the account of Kestrel Fund;
(D)	400,675 Shares held for the account of Mallard Fund;
(E)	2,151,209 Shares, and approximately 1,465,770 Shares obtainable upon conversion of $4,763,750 principal amount of the Convertible Debt held for the account of Roadrunner Fund; and

SCHEDULE 13D
CUSIP No.: 03767D108	Page 5 of 6 Pages
(F)	696,071 Shares, and approximately 586,308 Shares obtainable upon conversion of $1,905,500 principal amount of the Convertible Debt held for the account of Killdeer Fund.

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i)(D) under the Exchange Act and are based on the sum of (i) 38,284,979 Shares outstanding upon closing of the October 2021 Offering and exercise of the underwriters’ overallotment option in full, as provided by the Issuer, and (ii) approximately 2,198,655 Shares issuable to the Reporting Person upon conversion of the $7,145,625 principal amount of the Convertible Debt.

(b) The Reporting Persons have shared voting power and shared dispositive power with regard to the 6,077,397 Shares reported in this Schedule 13D.

(c) The response to Item 3 of this Amendment No. 5 is incorporated by reference herein.  Other than as reported in this Amendment No. 5, none of the Reporting Persons has effected any transaction in the Shares during the past sixty days.

SCHEDULE 13D
CUSIP No.: 03767D108	Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.

By:	/s/ John Bateman
	Name:	John Bateman
	Title:	Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.

October 19, 2021

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).